

1623 Tradewinds Lane
Newport Beach, CA, 92660
(866) 737-1413
FAX: (949) 548-7005
rtucker@epiccor.com

December 1, 2014

Mr. John Reynolds
Mr. Erin Wilson
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Re: RX Healthcare Systems, Ltd.
Offering Statement on Form 1-A
Filed September 3, 2014
Amendment No. 3 to Offering Statement on Form 1-A
File No. 024-10416

Dear Mr. Reynolds:

Enclosed please find the following:

1. Seven Copies of Third Amendment to Form 1-A, one manually signed.
2. Three bluelined copies reflecting the changes made from the earlier filing.

The Third Amended Offering Statement on Form 1-A has substituted the Financial Statements for the Years Ending September 30, 2014 and 2013, in lieu of the Financial Statements that were included in the Prior Offering Statements. The number of shares issued and outstanding have been reduced to 20,000,000 from 35,500,000 due to the write off of the investments as of September 30, 2014.

Form 1-A Facing Page

1. Please note that the correct file number for this matter is 24-10416.

    Corrected on page 1.

Part I - Notification

Item 1. Significant Parties

2. We note your response to comment 4. Please clarify the reference to EPOR Corporation.

    Item 1 (d) and (e) have been clarified on page 2.

3. Please tell us why you have not identified Tensleep Trust and American H & W Corp. as affiliates. As noted below, R Tucker & Associates appears to be the trustee of Tensleep Trust and American H & W Corp. appears to be a nominee of Tensleep Trust.

    Tensleep Trust and American H & W Corp have been added to Item 1 (g) on page 2.

Part II – Offering Circular

General

4. The aggregate offering price of the 60,000 investment units and the common stock issuable under the warrants included in the investment units exceeds the $5 million maximum aggregate offering price under Regulation A. Please revise.

    The exercise prices of the warrant have been revised in the second paragraph in the fifth line on page 6, the "Units" section on page 7, and the "Warrants" section on page 21.

5. Please disclose in appropriate sections of the offering circular whether or not warrants may be exercised with non-cash consideration. If yes, please expand your disclosure in appropriate sections to disclose and explain the impact on the issuer.

    The following "The warrants may be exercised for cash or the cashless exchange of the Company's securities for other securities of the Company[.]," was added to the last sentence in the third paragraph on page 6, the Warrants Section on Page 8, the fifth paragraph on page 9, the last sentence on page 21 to the top on page 22, and the last sentence of the second paragraph on page 24.

The following "The impacted on the Company would be a dilution of existing shareholders, and on-cash received from the exercise of the warrants could result in a reduction of the number of securities issued and outstanding[.]" was added to "Warrants" section on page 8 and the top of page on page 22.

"The impact on the company would be a dilution of existing shareholders" in the fifth paragraph on page 9.

6. We note your response to comment 1 in our letter dated October 7, 2014 and reissue it in part. Please revise your offering document to discuss the non-cash consideration in more detail and how issuing all or some Units for non-cash consideration would impact your offering. Include in your discussion, among other details, whether and what other types of non-cash consideration, if any, can be contemplated in addition to cancellation of debts, and any limitations on issuing the Units for non-cash consideration.

Revisions were made to the third paragraph on page 6, the second sentence in "Non-Cash Consideration " section on page 7, and the second paragraph in the same section, the third and fourth paragraphs on page 9, the second sentence in the third paragraph and the fourth paragraph in "Plan Of Distribution" on page 23.

Cover page

7. If true, please clarify that units may be sold for non-cash consideration of any type, within the sole discretion of the board of directors. Also, if true, please clarify that there is no limit on the amount of units that may be issued in exchange for non-cash consideration. Please provide similar clarification elsewhere in your filing.

This was added to the third paragraph second sentence on page 6, the second and third sentences in "Non-cash Consideration" on page 7, and the first and second paragraphs of "The Company Can Sell Units For Non-Cash Consideration" on page 9, and the second sentence in the third paragraph in the Plan Of Distribution on page 23.

Risk Factors, page 7

8. Please expand risk factor "The Company Can Sell Units for Non-Cash Consideration" to summarize the potential material negative effect.

Added a full Section on page 9.

9. We reissue comment 31 of our last letter. Please revise "The Company is Subject to Conflicts of Interest" to detail the specific conflicts of interest. For example, we note the payments to Epic Corporation under the license agreement. It also appears that the terms of the license agreement were set by related parties rather than pursuant to arms-length negotiations between unrelated parties.

We added a second and third paragraph under the section on page 9..

History and Business, page 10

10. We note your response to comments 36 and 40. Please clarify the relationship, if any, between EPIC Corporation, EPIC Health Plc., Tensleep Corporation (the predecessor of EPIC Corporation), and the Tensleep Trust.

Added clarification of the relationship is contained in the fourth, fifth and sixth full paragraphs on page 13.

11. Please name the party who initially owned and currently owns the AcuFAB patent. Please describe the principal terms of the transaction(s) that licensed the patent to Tensleep Trust.

Added the parties in the fourth and fifth full paragraphs on page 13.

12. You refer to Tensleep Trust as "a non-affiliate of the Company." The license agreement indicates that R Tucker & Associates, Inc. is the trustee and Ronald S. Tucker has signed the agreement on behalf of the trustee. As Ronald S. Tucker is the issuer's CEO and controlling shareholder and certain license payments will be made to Epic Corporation, which is controlled by Ronald and Leticia Tucker who also control the issuer, please explain why the Trust is considered to be a non-affiliate of the issuer.

This clause has been eliminated.

13. Note 6 to the Financial Statements states that American H & W Corp is the payee on a promissory note in the amount of $1 million and the exhibit refers to American H & W as the licensor's "nominee." Please revise your disclosure as appropriate to explain this payee, including the relationships

between American H & W Corp. and its control persons, Tensleep Trust and its control persons and the issuer and its control persons.

Added the last paragraph of "Corporate Capitalization History on page 12, and the next to last paragraph on page 13.

14. You disclose that the $1 million license fee may be paid in all or part with registered securities of the Company...." Please disclose whether securities issued under this Regulation A offering statement would be considered "registered securities" for this purpose and whether the license fee may be paid through issuance of Regulation A securities.

Added the next to last paragraph on page 13.

15. We note your response to comment 37. Please explain the statement that "[n]o funds from this offering are required for the purchase of the AcuFAB® products for the initial sales of those products." Explain how you will obtain the fabric or the products from EPIC. Explain whether EPIC will inventory the products. Clarify which entity will deliver products to end customers and how that will be accomplished.

Revision of paragraph 3 on page 17.

Business Description, page 11

16. Your disclosure attributes several properties to the AcuFAB fabric. Please disclose the basis for these statements.

Revised and added description of spacer fabrics starting at end of page 13 and continuing on page 14 and the fifth sentence and the second full paragraph on page 15.

17. You refer to the AcuFAB fabric as unique and one of a kind. Please disclose the basis for this statement.

The "one of a kind" has been eliminate. As being "unique" it is set forth in the second full paragraph on page 15.

18. You disclose that the AcuFAB fabric can solve medical conditions, prevent chronic wounds, ulcers and sores, and promote wound healing. Please expand your disclosure to address government approvals and regulation

applicable to your proposed business activities, including FDA approvals and regulation.

These statements have been eliminated for medical products have been removed and the Company will not be selling such products to medical market. Therefore no approval is required of the FDA or any other government agency. See Government Regulation on page 16.

Facilities, page 14

19. We note your response to comment 42. Please identify the affiliate and the independent contractor referred to in the disclosure.

Revised "Facilities" paragraph on page 16

Plan of Operation, page 14

20. Please disclose the amount of sales required in your offering in order to generate $100,000 in cash to support advertising. Please disclose your activities if you do not generate this amount of cash. Please add appropriate disclosure to the related risk factor or advise.

See the last two sentences in paragraph number 4 on page 17.

Use of Proceeds, page 14

21. We note the sum of amounts for offering expenses ($50,000), reduction of debt ($1,350,000) advertising marketing ($100,000) and general & Administrative ($50,000) under the sales of 60,000 Units is not $1,000,000. Please correct the total amount.

The total amount has been corrected on page 17.

22. The narrative following the table says that funds or Units "may" be used to pay or discharge offering expenses and indebtedness. If the issuer reserves the right to change the uses of proceeds, please provide the disclosure required by Instruction 6 to Item 5 of Form 1-A, Model B.

Three paragraphs have been added after the table on page 17.

23. In the far right column, please explain the debt reduction of $1,350,000 as the narrative following the table indicates an aggregate debt amount of $1,210,000. Please revise.

The amount of debt reduction has been reduced to $1,300,000 and the second paragraphs after the table set forth how the $1,300,000 is calculated on page 17.

24. We note your response to comment 45. Please disclose all the terms of the loan including interest rates, the time period over which the loan agreements are in force, and the counterparties.

Added to the second paragraph following the table on page 17.

Capitalization, page 15

25. Please remove the line item for current net income (loss) and revise the line item for retained earnings to accumulated deficit to include the current net income (loss). If the amount for accumulated deficit does not agree to the amount you present on the balance sheets as of June 30, 2014, explain in the footnote.

This has been corrected on page 18.

26. We note the debt amounts in the table have not changed assuming various levels of sales in your offering although offering proceeds may be used to repay debt. Please advise.

This has been correct on page 18.

Dilution, page 15

27. We note from your disclosure that your net tangible book value at June 30, 2014 was $248,531. We also note from your balance sheets on page 34 that your total shareholders' equity was $284,981. Please reconcile for the difference of these two amounts, or revise your disclosure accordingly.

This has bee added to the first paragraph on pages 18 & 19.

28. Please also provide dilution assuming nominal sales in your offering.

The table has been revised on pages 18 and 19.

Beneficial Ownership, page 17

29. Please add a footnote to the three 1,000,000 share amounts that indicates Ronald and Leticia Tucker are the beneficial owners of 31,500,000 shares, which includes the 30,500,000 shares owned of record by Epic Corporation.

The issued and outstanding shares have been reduced to 20,000,000 shares and the footnotes 1,2 and 3 have been revised as requested at the end of page 20 and top of page 21.

30. Please include a column for the amount of securities owned after the offering. See Item 10 of Part II, Model B of Form 1-A.

This was included in the table on page 20.

31. According to your disclosure, investment units may be issued in repayment of the issuer's $1.210 million debt. Please provide post-offering Item 10 disclosure giving effect to the offering and the conversion of debt for investment units. Please quantify the shares and warrants that would be outstanding after the offering.

This is provided in footnote 5 and 6 on pages 20 and 21.

Interest of Others in Certain Transactions, page 22

32. Please disclose the nature and quantify the amount of material interest, whether direct or indirect, of related parties in the Exclusive License Agreement with Tensleep Trust. Further, if Regulation A securities will or may be issued to satisfy amounts under the license agreement, please disclose and quantify.

Added first paragraph and third paragraph on page 25 to the top of page 26.

33. Please disclose the transaction relating to the issuance of a $200,000 convertible note to R Tucker & Associates Inc, as disclosed on page 10. Please reconcile with the $200,000 note with payee, The Tensleep Trust, as disclosed in Note 6 to the Financial Statements. Please file the documents relating to the note as an exhibit to the offering statement. Further, if

Regulation A securities will or may be issued to satisfy amounts under the license agreement, please disclose and quantify.

Added the second paragraph on page 26 for the $200,000 Convertible Promissory Note. Also added a third paragraph for the $10,000 Convertible Promissory Note.

Balance Sheets as of September 30, 2013 and 2012, page 24

34. Please revise to present the amounts of total shareholders' equity and total liabilities and stockholders' equity for the 2012 column.

These have been eliminated in favor of Financial Statements for the Years Ending September 30, 2014 and 2013 on pages 27-36.

35. We note you refer investors to Note 6 for investments and Note 7 for loans payable and loans payable – convertible notes. However, your Note 6 describes debts and Note 7 describes investments. Please revise accordingly.

These have been corrected on the included Statements on page 28.

Statements of Cash Flows as of September 30, 2013 and 2012, page 27

36. The amounts of net income (loss) for the periods presented do not agree to the amounts presented in the statements of operations on page 25. Please revise.

These have been corrected on pages 29 and 31.

37. We note from your disclosure that the amount of $1,000,000 is a non-cash transaction for license and notes payable. Please tell us why it is appropriate to present the amount of $1,000,000 in cash flows from investing activities for intangible assets and in cash flows from financing activities for notes payable.

This is corrected on page 31.

Balance Sheets as of June 30, 2013 and 2014, page 34

38. Please revise to present the comparative balance sheets as of June 30, 2014 and September 30, 2013, which was your most recent fiscal year end.

This has been done.

39. The amounts of accumulated deficit do not agree to the amounts presented in the statement of stockholders' equity on page 36. Please revise.

They are now in agreement on pages 28 and 29.

Exhibits

40. The legality opinion included in the exhibits volume does not contain a first page. Please refile the opinion in complete form. Further, please expand the opinion to address the binding obligation regarding the warrants. Please see Staff Legal Bulletin No. 19 on the Commission's website.

When the registrant registers the offer and sale of options, warrants or rights to purchase securities, counsel must opine on the legality of the options, warrants or rights. As these securities are contractual obligations issued pursuant to agreements, counsel must opine that the option, warrant or right is a binding obligation of the registrant under the law of the jurisdiction governing the option, warrant or rights agreement, respectively.[22] In addition, to the extent that the registrant registers the offer and sale of securities underlying the options, warrants or rights, the legal opinion also must opine on the legality of the underlying securities.

This is added as last sentence.

Respectfully submitted,



Ronald S. Tucker